

Mail Stop 7010

October 4, 2007

Via U.S. mail and facsimile

Mr. Robert L. Lerner
President, Ruvane Fund Management Corporation
RFMC Willowbridge Fund, L.P.
4 Benedek Road
Princeton, NJ 08540

      RE: Form 10-K for the fiscal year ended December 31, 2006
              File No. 000-23529

Dear Mr. Lerner:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                   Sincerely,

                   John Hartz, Sr.
                   Senior Assistant Chief Accountant

CC: Pete Schultz, Mayer Brown
         Via facsimile (312) 706-8202